SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 14D-9
                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(d)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. 2)


                      SHOREWOOD PACKAGING CORPORATION
                         (Name of Subject Company)

                      SHOREWOOD PACKAGING CORPORATION
                    (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $0.01 Per Share
                       (Title of Class of Securities)

                                   825229107
                   (CUSIP Number of Class of Securities)

                           Andrew N. Shore, Esq.
                 Vice President, General Counsel and Secretary
                      Shorewood Packaging Corporation
                              277 Park Avenue
                          New York, New York 10172
                         Telephone: (212) 371-1500
     (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement).

                              With a Copy to:

                          Jeffrey W. Tindell, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                       New York, New York 10022-3897
                         Telephone: (212) 735-3000
                         Facsimile: (212) 735-2000




      Shorewood Packaging Corporation, a Delaware corporation ("Shorewood"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on December 16, 1999, relating to the offer (the "Offer") by Sheffield, Inc., a Delaware corporation and a wholly owned subsidiary of Chesapeake Corporation, a Virginia corporation, to purchase all of the issued and outstanding common stock, par value $0.01 per share, of Shorewood, including the associated rights to purchase preferred stock issued pursuant to the Rights Agreement, dated as of June 12, 1995, between Shorewood and The Bank of New York, as Rights Agent.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

      Item 4 is hereby amended and supplemented as follows:

      On December 17, 1999, Mr. Johnson delivered the following letter to Mr. Shore:

December 17, 1999

Mr. Marc P. Shore
Chairman of the Board & Chief Executive Officer
Shorewood Packaging Corporation
277 Park Avenue
New York, New York 10172

Dear Marc:

I am writing on behalf of the Board of Directors of Chesapeake. The 14-D9 Shorewood filed yesterday with the Securities and Exchange Commission indicates that your Board is exploring alternatives to enhance stockholder value. Your filing also indicates that Shorewood has entered into confidentiality agreements and begun preliminary discussions with third parties, other than Chesapeake, who are interested in pursuing a transaction.

You have told me personally that you and your board believe a combination of our two companies makes strategic sense. Given that Shorewood is exploring strategic alternatives, any process undertaken by the Shorewood Board to enhance shareholder value must include Chesapeake or you would be doing a disservice to your stockholders, as well as your customers and employees.

Chesapeake is a ready, willing and able buyer. As I indicated in an earlier letter, we have in place a fully committed credit facility from First Union National Bank that permits us to complete our acquisitions of both Boxmore and Shorewood on the terms of our offers.

Accordingly, neither offer is subject to any financing conditions.

We reiterate our offer to meet with the Shorewood Board to negotiate the terms, including price and structure, of an acquisition of Shorewood by Chesapeake. Given the importance to your stockholders of our continued interest in Shorewood, we are ready to meet with you and your advisors at your earliest convenience.

Sincerely,

/s/ Thomas H. Johnson

Thomas H. Johnson
President & Chief Executive Officer

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

      Item 9 is hereby amended and supplemented as follows:


Exhibit No.   Description
-----------   -----------

23. Memorandum to Shorewood Packaging Corporation employees disseminated on December 16, 1999.


                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                          SHOREWOOD PACKAGING CORPORATION


                          By:  /s/ Andrew N. Shore
                              ------------------------------
                              Name:  Andrew N. Shore
                              Title: Vice President, General Counsel and
                                     Secretary

Dated:  December 21, 1999